# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CUMULUS MEDIA INC, CIK 0001058623
CUSIP: 231082801
Title of class of securities: Class A Common Stock, par value $0.0000001 per share
Address of issuer's principal executive offices: 780 Johnson Ferry Road, NE, Suite 500, Atlanta, Georgia (GA), 30342
Date of event which requires filing of this statement: 04/25/2025
Amends the filing with accession number 0000897069-25-000819
Filed by CIK 0001925808
Persons authorized to receive notices and communications: Ravinder Sajwan, 463 MacPherson Road, Singapore, Singapore (U0), 368181, 65 6587 7383; Copy to: Peter D. Fetzer, Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin (WI), 53202-5306, 414.297.5596

## Reporting persons
- Renew Group Private Ltd (CIK 0001925808): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0000001 per share
Name of issuer: CUMULUS MEDIA INC
Address of issuer's principal executive offices: 780 Johnson Ferry Road, NE, Suite 500, Atlanta, Georgia (GA), 30342

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Renew Group Private Ltd. (the "Reporting Person") to report its holdings of Common Stock in Cumulus Media Inc. (the "Company"). Set forth on Schedule A attached hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the control person, executive officers and directors of the Reporting Person (the "Related Parties"). To the best of the knowledge of the Reporting Person, none of the persons listed on Schedule A beneficially owns any securities of the Company or is a party to any contract, agreement, or understanding required to be disclosed herein.
Residence or business address: The principal business address of the Reporting Person is 463 MacPherson Road, Singapore 368181.
Present principal occupation or employment: The Reporting Person owns and operates various companies in medical, energy, water, media and other industries for both industrial and consumer use.
Criminal convictions in the last five years: During the last five years, the Reporting Person and the Related Parties were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person and the Related Parties were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any such party being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Not applicable as the Reporting Person is not a natural person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In aggregate, the Reporting Person has voting and dispositive power over zero shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person owns 0% of the Company in the aggregate.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Person has such a purpose. Except as noted in this Schedule 13D, the Reporting Person does not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its positions and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns in the aggregate zero shares of Common Stock.

None of the Related Parties beneficially own any shares of the Common Stock, and none of them have had any transactions in the Common Stock within the past 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None

Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Transactions in the class effected during the past sixty days:
The Reporting Person made the following transactions in the Common Stock within the past 60 days (all shares reflected are Class A Common Stock):

Trade Date: 4/15/2025
Number of Shares Sold: 6,800
Price Per Share: $0.2761
Where and How Transaction Effected: Open Market

Trade Date: 4/16/20225
Number of Shares Sold: 4,200
Price Per Share: $0.2828
Where and How Transaction Effected: Open Market

Trade Date: 4/17/2025
Number of Shares Sold: 19,100
Price Per Share: $0.2529
Where and How Transaction Effected: Open Market

Trade Date: 4/21/2025
Number of Shares Sold: 2,499
Price Per Share: $0.2603
Where and How Transaction Effected: Open Market

Trade Date: 4/22/2025
Number of Shares Sold: 26,237
Price Per Share: $0.2785
Where and How Transaction Effected: Open Market

Trade Date: 4/24/2025
Number of Shares Sold: 26,515
Price Per Share: $0.2231
Where and How Transaction Effected: Open Market

Trade Date: 4/25/2025
Number of Shares Sold: 900,000
Price Per Share: $0.1968
Where and How Transaction Effected: Open Market

Trade Date: 4/28/2025
Number os Shares Sold: 73,485
Price Per Share: $0.2019
Where and How Transaction Effected: Open Market
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer on April 25, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule A Identity and Background Related Parties (Previosuly Filed.)

## Signatures
- Renew Group Private Ltd: /s/ Ravinder Sajwan, Chief Executive Officer (04/29/2025)